June 25, 2012

VIA COURIER AND EDGAR

RE:	The Blackstone Group L.P.
Form 10-K for the Year Ended December 31, 2011
Form 10-Q for the Period Ended
March 31, 2012
File No. 1-33551

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Decker:

On behalf of The Blackstone Group L.P. (“Blackstone”), we are responding to your comment letter dated June 11, 2012 regarding our Form 10-K for the Year Ended December 31, 2011 and our Form 10-Q for the Period Ended March 31, 2012.

To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that references to page numbers in our responses refer to the page numbers of our EDGAR-filed December 31, 2011 Annual Report on Form 10-K (“2011 Form 10-K”) and the March 31, 2012 Quarterly Report on Form 10-Q (“March 31, 2012 Form 10-Q”).

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Where appropriate, we have provided as part of our responses below proposed additional disclosures or other revisions to be made in our future periodic filings, including our future interim filings.

The Blackstone Group® L.P.
345 Park Avenue New York, NY 10154 212 583-5000

Mr. Rufus Decker

June 25, 2012

Item 1. Business

Capital Invested In and Alongside Our Investment Funds, page 14

2.	We note your response to comment two in our letter dated May 3, 2012. Please address the following:

•	Please help us better understand the nature of side-by-side entities and how they relate to your side-by-side investments;

•

Your response indicates that you do not consolidate any entities that hold co-investments whereas interests in entities that hold side-by-side investments may be consolidated. Please help us understand the differences between these two types of entities and correspondingly why one would never be consolidated and other may be consolidated;

•

Please help us better understand how significant these co-investment and side-by-side investment entities are by providing us with summarized financial information related to each of these types of entities. Please provide us with a further breakdown for side-by-side investment entities to separately show financial information for those entities that you do and do not consolidate. The summary financial information should include total assets, total liabilities, total revenues, total expenses, and the total net income of these entities; and

•

In your description of Assets Under Management throughout the filing, including on page 2, you refer to co-investments. Please help us understand why side-by-side investments would not also be included in your determination of Assets Under Management.

Side-by-side (“SBS”) entities refer to entities established for purposes of facilitating investments by Blackstone affiliated individuals. Generally, these entities will invest in the same portfolio companies as a carry fund established for third party investors. We refer to the co-investments made by a SBS entity as SBS investments.

Co-investment opportunities are sometimes made available to third party investors to allow them to make an investment in a particular asset alongside one of the firm’s funds. Entities through which these co-investments by third parties are facilitated are referred to as “Co-Investments”.

SBS investments and Co-Investments apply to two completely distinct sets of investors.

As discussed in our May 17, 2012 response to comment 2, Co-Investment entities which are held by third party investors generally are not subject to consolidation as Blackstone is not the primary beneficiary according to the guidance under ASC 810-10 or Blackstone, as general partner of these entities, does not control the Co-Investment entity according to the guidance under ASC 810-20.

With respect to SBS investments and their related entities, for certain non-partner employee investors in these entities, Blackstone provides financing to facilitate their SBS investments. We evaluate whether this implicit financial interest results in Blackstone being identified as the primary beneficiary under ASC 810-10 and therefore required to consolidate such entities. Where financing is not provided by Blackstone, we have determined that Blackstone is not the primary beneficiary and therefore is not required to consolidate such entities.

Mr. Rufus Decker

June 25, 2012

The number of entities and the respective summary financial information as of and for the year ended December 31, 2011 for each entity type is presented below.

	Non-Consolidated Entities		Consolidated Entities (a)
	Co- Investment	SBS	SBS
	(Dollars in Millions, Except Number of Entities)
Number of Entities	21	23	68
Total Assets	$6,159.3	$725.2	$839.7
Total Liabilities	$17.7	$9.3	$38.1
Total Revenues	$537.8	$30.9	$154.9
Total Expenses	$3.2	$0.8	$2.4
Total Net Income	$534.6	$30.1	$152.5

(a)	Amounts presented before intercompany eliminations.

Please note that Blackstone holds no interest in the non-consolidated SBS entities and is not entitled to receive any management or performance-based fees. As a result, there are no amounts reflected in the consolidated financial statements of Blackstone related to our relationship with these entities. With respect to Co-Investment entities, Blackstone may hold a minority equity interest (typically, up to 7%) and may be entitled to receive management and performance-based fees. As a result, the amounts recognized in the consolidated financial statements are limited to our equity interest and any fees arising from managing such entities.

In response to the Staff’s request regarding SBS investments and our determination of Assets Under Management, SBS investments are included in our determination of Assets Under Management. The following is an excerpt from our definition of Assets Under Management on page 2 of our March 31, 2012 Form 10-Q:

“…the fair value of the investments held by our carry funds plus the capital that we are entitled to call from investors in those funds pursuant to the terms of their capital commitments to those funds plus the fair value of co-investments managed by us…”

Mr. Rufus Decker

June 25, 2012

Our SBS investments are included in “our carry funds” and, as such, are included in Assets Under Management as reported. In future filings, we will clarify this as follows (marked to show changes):

“…the fair value of the investments held by our carry funds and our side-by-side investments, plus the capital that we are entitled to call from investors in those funds and side-by-side investments pursuant to the terms of their respective capital commitments ~~to those funds~~, plus the fair value of co-investments managed by us…”

Management’s Discussion and Analysis, page 67

Consolidated Results of Operations, page 77

3.	We note your response to comment four in our letter dated May 3, 2012. Please quantify the impact of each significant item that impacted your effective income tax rate from period to period.

We will provide an enhanced annual MD&A discussion for the significant variances in the provision (benefit) for taxes and corresponding effective tax rate from period to period. The following is the disclosure we would have provided in the Consolidated Results of Operations section of our MD&A on page 79 of our 2011 Annual Report on Form 10-K:

Provision for Taxes

Blackstone’s provision for taxes for the periods ended December 31, 2011, 2010 and 2009 was $345.7 million, $84.7 million and $99.2 million, respectively, with an effective tax rate of 447.5%, -16.2% and -4.3%, respectively. Pre-tax book income was $77.3 million for 2011 compared with a pre-tax book loss of $522.7 million for 2010 and a pre-tax book loss of $2.3 billion for 2009.

Three factors contributed to the increase in the effective income tax rate of 447.5% for 2011 compared to -16.2% for 2010. First, $233.7 million of deferred tax assets were reversed in 2011 due to a lower apportionment of income subject to New York State and New York City taxes. The lower apportionment of income to New York State and New York City also resulted in an income tax benefit of $69.2 million for the exclusion of the $197.8 million book income realized from the reduction to the tax receivable agreement liability. The 2011 net effective income tax rate resulting from the change in tax rates was 202.9%.

Second, pre-tax book income (loss) includes pre-tax losses of $169.7 million and $389.0 million for 2011 and 2010, respectively, that is passed through to common unitholders and non-controlling interests and is not taxable to the Partnership and its subsidiaries, which resulted in an effective tax rate of 76.9% in 2011, the year with pre-tax book income, and an effective tax rate of -26.1% in 2010, the year with a pre-tax book loss.

Third, the book equity-based compensation expense exceeds the tax deductible equity-based compensation expense due to the issuance of units that are not tax deductible since they represent a value for value exchange for tax

Mr. Rufus Decker

June 25, 2012

purposes, which also increases the income tax provision by $102.3 million and the effective tax rate by 132.4% in 2011, the year with a pre-tax book income, and increases the income tax provision by $132.1 million but reduces the effective rate by 25.3% in 2010, the year with a pre-tax book loss.

All factors except the reversal of the deferred tax asset are expected to impact the effective tax rate for future years.

The increase in the 2010 effective tax rate compared with the prior year resulted from the lower amount of pre-tax book loss compared with the prior year pre-tax book loss amount.

Additional information regarding our income taxes can be found in Note 13. “Income Taxes” in the “Notes to Consolidated Financial Statements” in “Part II. Item 8. Financial Statements and Supplementary Data” of this filing.

Other Income, page 79

4.	We note your response to comment five in our letter dated May 3, 2012. Please address the following:

•

Please tell us the nature of the legal entity reorganization executed in 2011 and correspondingly why the reorganization resulted in you now needing to apply the New York City and New York State sourcing rules. Please help us understand why these rules did not need to be applied prior to the reorganization;

•

Please help us understand why the application of the rules resulted in you now using the address of the customer versus the location of the individuals performing the services. Please clarify if the rules specify that you should use the address of the customer; and

•

Please help us better understand how the application of the sourcing rules resulted in a lower effective tax rate and correspondingly a reduction in the amounts due to non-controlling interest holders.

During 2011, we executed a reorganization (as referenced in our May 17, 2012 response to comment 5) whereby we consolidated commonly controlled advisor entities that are disregarded for U.S. tax purposes as subsidiaries of Blackstone Advisory Partners L.P., a commonly controlled entity that is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority as a broker-dealer. As subsidiaries of the broker-dealer entity that are disregarded for tax purposes, for New York State and New York City tax return purposes they are deemed to be “divisions” of the broker-dealer entity and eligible to utilize the broker-dealer revenue sourcing rules. Prior to the reorganization, the revenue sourcing rules would have applied only to the broker-dealer entity and their impact would have been immaterial to The Blackstone Group L.P. consolidated financial statements.

Mr. Rufus Decker

June 25, 2012

It is well established that for entities that are not broker-dealers, gross receipts are sourced where the services are performed. By contrast, New York City law provides that for broker-dealers, receipts for management or advisory services are sourced to New York City if the mailing address of the customer paying such fees is located in New York City. Prior to the reorganization, the referenced advisor entities sourced their gross receipts based on where the services were performed. After the reorganization, gross receipts were sourced to the location of the customer. (N.Y.C. Admin. Code Para. 11-508(c)(3)) (N.Y.C. Admin. Code Para. 11-508(e-3))

A wholly-owned corporate subsidiary of The Blackstone Group L.P. is the indirect general partner of the broker-dealer. This corporate subsidiary is subject to New York State and New York City corporate taxes. New York State law provides that for broker-dealers, receipts for management or advisory services are sourced to New York if the mailing address of the customer paying such fees is located in New York. (N.Y. Tax Law Para. 210(3))

For the advisor entities referenced above and, subsequently, for the corporate subsidiary that is the general partner, sourcing of receipts by customer location results in a lower amount of New York State and New York City receipts than if sourced by the location of where the work is done. The lesser amount of gross receipts sourced to New York State and New York City results in a lower business allocation factor for the corporate subsidiary and a reduction in its effective rate of tax since less income is apportioned to and taxed by New York State and New York City. This reduction applies to the period after the reorganization and to all future periods.

This correspondingly reduces the amount due to non-controlling interest holders under the tax receivable agreement because that liability is determined by the amount of tax savings realized by the wholly-owned subsidiary from the future amortization of the intangibles resulting from the taxable purchases or exchanges of interests from certain current or former non-controlling interest holders.

Mr. Rufus Decker

June 25, 2012

Financial Statements

Consolidated Statement of Changes in Partners’ Capital, page 133

5.	We note your response to comment nine in our letter dated May 3, 2012. It appears that the Appropriated Partners’ Capital column should also be included in equity attributable to The Blackstone Group L.P. Please revise your presentation. See ASC 810-10-50-1A(c) and ASC 810-10-55-4L.

We agree that Appropriated Partners’ Capital is also attributable to The Blackstone Group L.P. and will revise our presentation to reflect this.

Please see Exhibit A for the prospective presentation of our 2011 Consolidated Statement of Changes in Partners’ Capital, which would have been included on page 135 of our 2011 Form 10-K.

6.	We note your response to comment 10 in our letter dated May 3, 2012. We continue to believe that the amounts reported under the non-controlling interests in consolidated entities column for net income should agree to the amounts reported on your statements of operations. In addition, the sum of the net income (loss) and currency translation adjustment amounts reported in the non-controlling interests columns should equal the amount of comprehensive income (loss) attributable to non-controlling interests presented on this statement. It appears that the amounts currently presented for net income (loss) and currency translation adjustment under the appropriated partners’ capital column should be reflected instead under a non-controlling interests column. Reclassification adjustments should then be made from the non-controlling interest column to the appropriated partners’ capital for each of these amounts. Please revise.

We will revise our future annual filings such that net income amounts attributable to non-controlling interests, including those attributable to non-parent interests in our consolidated collateralized loan obligation (“CLO”) vehicles, are recorded in non-controlling interests within the Consolidated Statement of Changes in Partners’ Capital and add a line within the statement to reflect the allocation of net income from Non-Controlling Interests in Consolidated Entities to Appropriated Partners’ Capital. This revision will result in the amounts recorded in Net Income Attributable to Non-Controlling Interests in Consolidated Entities in the Consolidated Statement of Operations to equal the amounts reflected in Net Income (Loss) Attributable to Non-Controlling Interests in Consolidated Entities in the Consolidated Statement of Changes in Partners’ Capital.

With respect to the currency translation adjustment (“CTA”), this only arises on the consolidation of CLO vehicles with a non-U.S. dollar functional currency and certain non-U.S. dollar functional currency entities that are wholly-owned by Blackstone.

Mr. Rufus Decker

June 25, 2012

We note that the entire amount of CTA reported in Non-Controlling Interests in Consolidated Entities would be reclassified out to Appropriated Partners’ Capital; however, in order to provide consistent presentation as net income within the statement of changes in partners’ capital, we will apply the same presentation for CTA as for net income described above.

Please see Exhibit A for the prospective presentation of our 2011 Consolidated Statement of Changes in Partners’ Capital, which would have been included on page 135 of our 2011 Form 10-K.

7.	During the year ended December 31, 2011, you recorded an adjustment to total partners’ capital of $97.8 million which is described as Acquisition Adjustments Relating to Consolidation of CLO Entities. Please tell us the nature of these amounts and correspondingly how you determined that they should be recorded directly into total partners’ capital rather than through net income (loss). Please include in your explanation the accounting guidance you relied upon in determining the appropriate accounting treatment.

On May 16, 2011, Blackstone acquired certain management contracts from Allied Irish Banks (“AIB”) that transferred the obligation of managing four CLO vehicles to Blackstone. In connection with the transfer of obligations, Blackstone also received the right to receive future contractual cash flows relating to management and performance-based fees. In accordance with ASC 810-10, as amended by Statement of Financial Accounting Standards No. 167 (“SFAS 167”), we evaluated whether Blackstone held a controlling financial interest in any of the four CLOs and determined that the combination of fees and direct subordinate note interests, together with decision-making ability, resulted in Blackstone being identified as the primary beneficiary.

Consistent with other CLOs in which Blackstone holds a controlling financial interest and therefore consolidates, Blackstone elected the fair value option for both assets and liabilities of the four CLOs. At the acquisition date, the fair value of assets exceeded the fair value of liabilities by $97.7 million. The four CLOs for which the management contracts were acquired had similar contractual and ownership characteristics as the prior CLOs that were consolidated as a result of the initial application of SFAS 167 in that the excess of the fair value of assets over liabilities was not attributable to the common unitholders of The Blackstone Group L.P., rather it was attributable to non-parent (or non-controlling) interests in the consolidated CLO vehicles.

ASC 810-10-30 provides the relevant accounting guidance for the initial measurement of assets, liabilities and non-controlling interests in a newly consolidated VIE. In accordance with ASC 810-10-30-4:

“…the primary beneficiary of a VIE that is not a business shall recognize a gain or loss for the difference between (a) the sum of the fair value of any consideration paid, the fair value of any non-controlling interests and the reported amount of any previously held interest and (b) the net amount of the VIE’s identifiable assets and liabilities recognized and measured in accordance with Topic 805.”

Mr. Rufus Decker

June 25, 2012

The management contracts were acquired for net consideration of $23.4 million, which was allocated to finite-lived contractual rights. Blackstone also acquired a minority interest in the subordinate note tranche of these CLOs. Prior to the acquisition of the management contracts, Blackstone did not hold an interest in the vehicles. We determined that the common unitholders of The Blackstone Group L.P. would not be entitled to any of the residual value of the fair value of the CLOs’ assets over liabilities and therefore considered the fair value of the non-parent (or non-controlling) interests to equal the difference between the fair value of the CLOs’ assets and liabilities for purposes of applying the above requirements in ASC 810-30-4. As a result, there was no gain or loss to recognize in current period earnings on the acquisition date.

Further, by analogy to the transition guidance provided through discussions with the Staff at the Office of the Chief Accountant at the SEC that stated that the Staff would not object to an appropriation of retained earnings related to the transition adjustment from the initial adoption of ASC 810-10, as amended by SFAS 167, we reflected the excess of fair value of the newly consolidated assets over liabilities as an appropriation of retained earnings.

We determined that this was the most appropriate recognition principle because it reflected the economics of the transaction, specifically, that the benefits of the excess of the fair value of assets over liabilities would flow to non-parent (or non-controlling) interests and not to holders of interests in The Blackstone Group L.P. Further, the accounting treatment reflected a consistent application of the guidance for both transition for existing CLOs managed by Blackstone and newly consolidated CLO vehicles for which the same accounting elections were made.

Item 11. Executive Compensation

Summary Compensation Table, page 212

8.

We note your response to comment 12 in our letter dated May 3, 2012. We are unable to fully evaluate your response without additional information. In particular, we note that rather than providing an analysis explaining why disclosure of actual payments rather than disclosure of the amount of compensation expense accrued for a given period provides the shareholders with a better understanding of each named executive officer’s annual compensation, you provide statements such as “…actual payments better reflect the compensation paid… particularly given the variability in mere accruals…” which statements appear broad and conclusory. Please tell us why your disclosure approach provides investors with a clear understanding of the annual compensation earned by the named executive officers, specifying also the “other metrics” investors rely upon in the relevant period and why your disclosure approach is consistent with those metrics. Based on your “Participation in Performance Fees” disclosure on page 209 where you state that “the aggregate amount of performance payments payable through [y]our Performance Plans is directly tied to the performance of the funds,” disclosure of the

Mr. Rufus Decker

June 25, 2012

amount of compensation expense in the summary compensation table would reflect the annual performance of the underlying funds, which in turn would help determine the anticipated compensation with respect to a named executive officer’s annual performance.

We certainly do not intend either our responses to the Staff’s questions nor our public filings to be “broad and conclusory.” In fact, we dedicate 12 pages of our public filings to describing our executive compensation plans which is necessitated by the fact that Blackstone has a complicated compensation policy which is aimed, in part, at achieving alignment of interest with the dozens of funds which the firm operates as set forth in our compensation disclosures.

Most of Blackstone’s funds have both performance fees and management fees. The performance fees are largely earned over the life of a fund, typically 10 years, and are paid out only when cash gains are realized by the sale of assets above a certain guaranteed return or “hurdle.” When those performance fees are paid out at the end of a fund, the executive officers and other employees are paid a portion of those gains reflecting their contribution to the performance of the assets in that fund.

During the course of the 10-year life of the fund, Blackstone makes a non-cash estimated accrual for that potential payout based on the performance of the fund at the end of the particular reporting period, making the hypothetical assumption that the fund was liquidated as of the end of that period as required under generally accepted accounting principles. As such, the performance compensation accrual does not actually reflect the compensation received, nor does it reflect the expected outcome of the fund and can be impacted by factors unrelated to the ultimate executive compensation such as the impact of reaching the fund’s hurdle (which can reverse over time) or negative marks which can decrease or even give the appearance of eliminating the actual compensation received by mixing a negative accrual with a smaller cash payout. Further, accruals are unrelated to an executive officer’s performance or actual compensation in any particular year and reflect the performance of the funds. Based on the foregoing, the most meaningful measure of compensation is what is actually paid to each executive officer that relates to the performance of the executive officer over the full multiple-year life cycle of a fund or investment, rather than an accrual at a single point in time. The cash payments will also correlate with our Distributable Earnings for the relevant year, which, as described in the 2011 Form 10-K, we believe is an important supplemental measure of realized performance.

Mr. Rufus Decker

June 25, 2012

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2012

General

9.	Please address the above comments in your interim filings as well, as applicable.

Where appropriate, we have provided as part of our responses above proposed additional disclosures or other revisions to be made in our future interim filings.

* * *

Please do not hesitate to call me at 212-583-5205 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Laurence A. Tosi
Laurence A. Tosi
Chief Financial Officer

cc:	Securities and Exchange Commission

Ms. Chambre Malone, Staff Attorney

Ms. Era Anagnosti, Staff Attorney

Ms. Nudrat Salik, Staff Accountant

Mr. Rufus Decker

June 25, 2012

Exhibit A

Information in Response to Comments #5 and 6

The following is the prospective presentation of our Consolidated Statement of Partners’ Capital:

		The Blackstone Group L.P.
	Common Units	Partners’ Capital	Accumulated Other Compre- hensive Income (Loss)	Appro- priated Partners’ Capital	Non-Controlling Interests in Consolidated Entities	Non-Controlling Interests in Blackstone Holdings	Total Partners’ Capital	Redeemable Non-Controlling Interests in Consolidated Entities
	(Dollars in Thousands, Except Unit Data)
Balance at December 31, 2010	416,092,022	$3,888,211	$4,302	$470,583	$870,908	$2,418,517	$7,652,521	$600,836
Acquisition Adjustments Relating to Consolidation of CLO Entities	—	—	—	97,660	113	—	97,773	—
Net Income (Loss)	—	(168,303)	—	—	15,610	(83,234)	(235,927)	(32,526)
Allocation of Losses of Consolidated Collateralized Loan Obligations	—	—	—	(190,780)	190,780	—	—	—
Currency Translation Adjustment	—	—	(2,344)	—	9,400	—	7,056	—
Allocation of Currency Translation Adjustment of Consolidated Collateralized Loan Obligations	—	—	—	9,400	(9,400)	—	—	—
Total Comprehensive Income (Loss)	—	—	—	—	—	—	—	—
Less: Comprehensive Income (Loss) Attributable to Non-Controlling Interests	—	—	—	—	—	—	—	—
Total Comprehensive Income (Loss) Attributable to The Blackstone Group L.P.	—	—	—	—	—	—	—	—
Reclassification of Capital Due to Non-Controlling Interest Holders	—	—	—	—	—	—	—	—
Capital Contributions	—	—	—	—	777,363	—	777,363	411,355
Capital Distributions	—	(294,169)	—	—	(321,891)	(408,663)	(1,024,723)	(286,396)
Transfer of Non-Controlling Interests in Consolidated Entities	—	—	—	—	2,614	(2,614)	—	—
Purchase of Interests from Certain Non-Controlling Interest Holders	—	(466)	—	—	—	(1,652)	(2,118)	—
Deferred Tax Effects Resulting from Acquisition of Ownership Interests from Non-Controlling Interest Holders	—	58,391	—	—	—	—	58,391	—
Equity-Based Compensation	—	565,438	—	—	—	761,464	1,326,902	—
Relinquished in Deconsolidation and Liquidation of Partnership	—	—	—	1	—	—	1	(107,663)
Net Delivery of Vested Common Units	8,105,566	(34,590)	—	—	—	—	(34,590)	—
Repurchase of Common Units and Blackstone Holdings Partnership Units	—	—	—	—	—	(469)	(469)	—
Change in The Blackstone Group L.P.’s Ownership Interest	—	(5,893)	—	—	—	5,893	—	—
Conversion of Blackstone Holdings Partnership Units to Blackstone Common Units	62,055,376	228,722	—	—	—	(228,722)	—	—
Issuance of New Units	3,177,943	44,500	—	—	—	—	44,500	—

Balance at December 31, 2011	489,430,907	$4,281,841	$1,958	$386,864	$1,535,497	$2,460,520	$8,666,680	$585,606